

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Christian Storch
Vice President and Chief Financial Officer
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA 02184

   Re: Altra Industrial Motion Corp.
     Form 10-K for Fiscal Year Ended December 31, 2017
     Form 10-Q for Fiscal Quarter Ended March 31, 2018

Dear Mr. Storch:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 4. Revenue Recognition, page 7

1. We note your disclosure of sales disaggregated by each reportable segment. We also note your discussions of sales by end market (e.g., oil and gas, metal market, material handling, et. al.) within your first quarter 2018 investor presentation and earnings call. In your earnings call, you also shared your belief that the merger with Fortive's Automation & Specialty platform will expand your presence into new industries and reduce your relative exposure to more cyclical end markets such as mining, renewable energy and oil and gas. Please tell us how you considered ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 in determining whether to disclose sales disaggregated by end market.

Form 10-K for Fiscal Year Ended December 31, 2017

Results of Operations

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016
Restructuring Costs, page 34

2.   We note you recorded $4.1 million in restructuring costs in 2017, of which $3.5 million related to the 2015 Altra Plan and $.6 million related to the 2017 Altra Plan. We also note you recorded $9.8 million and $7.2 million in restructuring costs in 2016 and 2015 related to the 2015 Altra Plan. Please expand your disclosure to quantify and discuss the expected costs savings, the initial period in which those savings are expected to be realized, and the income statement line items to be impacted. Please also include a discussion of whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464, or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction